April 5, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    JPMorgan Chase & Co.
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2013
File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated April 1, 2013 to Marianne Lake, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”), regarding the above-referenced filings.

To assist in your review of our responses to the comments set forth in the Staff's letter, we have set forth below in full the comments contained in the letter, together with our responses.

Preliminary Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
Long-standing recovery provisions, page 27

1. Please refer to comment 8 of our prior letter to you dated July 25, 2012. Please explain why you have not included the disclosure proposed in your response letter dated August 8, 2012, or amend your proxy statement to include the substance of such disclosure.

The disclosure proposed in the response letter dated August 8, 2012 was inadvertently not included in the Firm's Preliminary Proxy Statement. The Firm will provide the following disclosure in its Final Proxy Statement immediately above the caption “Protection-based vesting”:

"Issues that may give rise to recovery determinations may be raised at any time, including in meetings of the Firm's risk committees, annual assessments of employee performance and when Tier I employees resign or their employment is terminated by the Firm. A formal, discretionary compensation review would occur following a determination that the cause and materiality of a risk related loss, issue or other facts and circumstances warranted such a review, and in the circumstances set forth under the protection-based vesting provisions described below. The Compensation & Management Development Committee is responsible for determinations with respect to Operating Committee members (subject to ratification by the Board of Directors for determinations with respect to the CEO) and has delegated authority for determinations with respect to other employees to the Director of Human Resources. The Director of Human Resources would make such determinations based on reviews and recommendations made by a committee generally composed of the Firm's senior Risk, Human Resources, Legal and Financial officers and the chief executive officer of the line of business for which the review was undertaken."

Protection-based vesting, page 27
2. We note that in 2012 you added protection-based vesting provisions that may result in the cancellation of awards in the event of certain conditions, including because a “Line of Business Financial Threshold” was not met. To the extent that a named executive officer exercises direct or indirect responsibility for a line of business subject to such thresholds, please provide quantitative disclosure of the threshold amounts.

The Firm will provide the following disclosure of the threshold amounts in its Final Proxy Statement:

“For the Named Executive Officers, the annual Line of Business Financial Thresholds are:
Asset Management - annual negative pre-provision net income;
Corporate & Investment Bank (“CIB”) - Annual negative pre-provision net income for CIB overall and/or annual negative revenues, excluding DVA, for any of seven specified businesses within CIB, as set forth in the executive's award agreement;
Chief Investment Office (“CIO”) - annual trading loss in the mark-to-market portfolios in excess of $1.5 billion; and in
Corporate Functions (other than CIO) - annual negative pre-provision net income of the Firm.”
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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to contact me.

Yours Sincerely,

/s/ Marianne Lake
    Marianne Lake
    Chief Financial Officer